

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

July 18, 2006

Mr. Kurt R. Kneip
Sr. Vice President and Chief Financial Officer
Inter-Tel, Incorporated
1615 S. 52nd Street
Tempe, Arizona 85281

> **Re:  Inter-Tel, Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 16, 2006, as amended**
>
> **Form 10-Q for the quarter ended March 31, 2006**
> **File No. 0-10211**

Dear Mr. Kneip:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Financial Statements

1.      We note that the Report of Independent Registered Public Accounting Firm was filed separately from your financial statements as Exhibit 13.  Please amend your Form 10-K to include the audit report with the accompanying financial statements as they should not be filed separately.

Note A – Restatement of Previously Issued Financial Statements, page 64

2.      We note your restatement of the years ended December 31, 2004 and 2003. Please file a Form 8-K to report your restatement as required by Item 4.02.

Note B – Significant Accounting Policies, page 65

Goodwill and Other Intangible Assets, page 66

3.      We note your statement that "the Company primarily considered an allocated portion of the market capitalization for the entire Company using average common stock prices in determining that no impairment has occurred." Considering that you have two reporting units with clearly identifiable goodwill, it is unclear to us why you believe it is appropriate to utilize an enterprise-wide approach for your impairment testing of goodwill.  Refer to paragraphs 30 and 31 of SFAS 142.  Please revise to comply with the impairment testing procedures for each of your reporting units as addressed by paragraphs 19-21.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Berenbaum, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director